Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of March 31, 2012

The following interim financial information of CorpBanca as of and for the month ending March 31, 2012 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS)
MCh$
Total loans	7,177,613
Total assets	9,444,039
Current accounts and demand deposits	677,854
Time deposits and savings accounts	5,124,225
Borrowings from financial institutions	714,516
Debt issued	1,669,682
Equity Attributable to:	658,958
Bank equity holders	654,428
Minority interest	4,530

CONDENSED CONSOLIDATED INCOME STATEMENT
MCh$
Total operating revenue	86,039
Provisions for loan losses	(13,272)
Operating expenses	(45,171)
Operating income	27,596
Income attributable to investments in other companies	17
Income before taxes	27,613
Income taxes	(4,568)
Net income for the period	23,045
Bank equity holders revenue	23,554
Minority interest revenue	(509)

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer

COMMENTS

CorpBanca has maintained a positive trend of loan growth with a cumulative growth of 5.3% in 2012 and 29.1% in the twelve months ended March 31, 2012 with a portfolio that was greater than Ch$7,177,610 million.  The expansion of CorpBanca’s operations is reflected in a sustained growth in its market share. CorpBanca’s overall market share was 7.9% in February 2012, resulting in an increase of 86.4 basis points during the twelve months ended February 29, 2012.

Our income exceeded Ch$7,000 million in March 2012. Our income for the three months ended March 31, 2012 was approximately Ch$23,555 million, which was in line with the bank’s budget. The decrease observed during the first quarter of 2012 and the first quarter of 2011 is explained by the extraordinary gains in our securities and derivative portfolio during the month of March 2011.  The prudent coverage strategy performed by the bank helped to ensure benefits earlier this year.

Our gross operating income has experienced a positive trend despite the seasonality of our gross operating income related to our subsidiaries, such as our securities brokerage, assets management and financial advisory businesses.  The moderate increase in our consolidated gross operating income in March 2012 (1.2%) was the result of lower earnings by our subsidiaries.

Net provisions and charge-offs are slightly higher than in February 2012 (2.9%), which were the result of lower recoveries during March and, to a lesser extent, minimum provisioning requirements associated with our portfolio growth. Our operating expenses increased at a higher rate (9.5%), which consisted mainly of compensation paid to employees that were laid off as a result of a reduction in our sales force, which we now outsource. The reduction in our sales force increased costs in March 2012, but will generate savings and better future results.

Our profits for the 12 months trailing March 31, 2012 were 1.4% on average assets and 19.3% on average equity (excluding the net income and the provision for minimum dividends).